Exhibit 99.1

ExhGOGL – Grant of stock options

Golden Ocean Group Limited (“Golden Ocean” or the “Company”) hereby announces that 275,000 share options have today been granted to Mr Peder Simonsen in connection with his appointment as CFO of Golden Ocean Management AS. The share options will have a five-year term expiring September 4, 2025, and will vest equally one third over a three-year vesting period.

•	75,000 of the share options will vest on September 4, 2021 with an exercise price of NOK 32.- each

•	75,000 of the share options will vest on September 4, 2022 with an exercise price of NOK 48.- each

•	125,000 of the share options will vest on September 4, 2023, with an exercise price of NOK 64.- each

The exercise price will be adjusted for any distribution of dividends made before the relevant options are exercised.

September 14, 2020

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda

For further queries, please contact:
Ulrik Uhrenfeldt Andersen: CEO, Golden Ocean Management AS
+47 22 01 73 53